

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

November 13, 2017

<u>Via E-mail</u>
Kevin Handwerker
General Counsel
GAMCO Investors, Inc.
One Corporate Center
Rye, NY 10580

> **Re:** **GAMCO Investors, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 7, 2017**
> **File No. 333-221394**

Dear Mr. Handwerker:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eric Envall, Staff Attorney, at (202) 551-3234 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services